CONFORMED

                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant To Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934


For the month of August 2005                      Commission File Number 1-11854


                                 NATUZZI S.p.A.
                 (Translation of Registrant's name into English)



                               Via Iazzitiello 47
                             70029 Santeramo, Italy
                          (Address of principal office)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  x   Form 40-F
                      ----           ----



     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes     No  X
                ---    ---


     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Cordero Resigns as Natuzzi Group's CFO

    SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--Aug. 1,
2005--Natuzzi S.p.A (NYSE:NTZ), world leader in leather upholstery and Italy's largest furniture manufacturer, announces that Piero Cordero resigned as Natuzzi Group's Chief Financial Officer.
    His position is being held ad interim by Nicola V.M. Dell'Edera, Natuzzi Group's Finance Director.

    ABOUT NATUZZI S.P.A.

    Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs and manufactures a broad collection of leather-upholstered residential furniture.
    Italy's largest furniture manufacturer, Natuzzi is the global leader in the leather segment, exporting its innovative, high-quality sofas and armchairs to 135 markets on 5 continents. Cutting-edge design, superior Italian craftsmanship, and advanced, vertically-integrated manufacturing operations underpin the Company's market leadership.
    Since 1990, Natuzzi has sold its furnishings in Italy through the popular Divani & Divani by Natuzzi chain of 137 stores, which it licenses to qualified furniture dealers. Outside Italy, the Company sells to various furniture retailers, as well as through 134 licensed Divani & Divani by Natuzzi and Natuzzi stores and 6 Kingdom of Leather stores.
    Natuzzi S.p.A. was listed on the New York Stock Exchange on May 13, 1993. The Company is ISO 9001 and 14001 certified.


    CONTACT: Natuzzi S.p.A
             Investor Relations Department
             Tel. +39 080 8820.812
             Fax. +39 080 8820.241
             E-mail: investor_relations@natuzzi.com

                                                                       CONFORMED

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                       NATUZZI S.p.A.
                                                       (Registrant)


Date:  1st August 2005                        By: /s/ GIUSEPPE DESANTIS
                                                  ------------------------------
                                                      Giuseppe Desantis